UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
HOURLY SAVINGS PLAN
(Full title of the plan)
INTERNATIONAL PAPER COMPANY
6400 Poplar Avenue
Memphis, TN 38197
Telephone: (901) 419-9000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

TABLE OF CONTENTS

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
International Paper Company Hourly Savings Plan
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of International Paper Company Hourly Savings Plan (the “Plan”) as of December 31, 2023, and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2024

We have served as the Plan’s auditor since 2001.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2023 AND 2022
(Amounts in thousands)

	2023	2022
ASSETS:
Investments
Plan interest in Master Trust	$1,585,090	$1,433,885
Self-directed brokerage accounts	25,492	21,638
Total investments	1,610,582	1,455,523
Receivables:
Notes receivable from participant loans	81,006	75,955
Participants’ contributions	2,284	2,232
Employer’s contributions	864	845
Total receivables	84,154	79,032
LIABILITIES:
Accrued expenses	77	1
Total liabilities	77	1
NET ASSETS AVAILABLE FOR BENEFITS	$1,694,659	$1,534,554
See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands)

2023
ADDITIONS:
Contributions:
Participants’ contributions	$98,951
Employer’s contributions	34,078
Total contributions	133,029
Investment income — Plan interest in Master Trust	192,413
Investment income — Self-directed brokerage accounts	4,200
Total investment income	196,613
Interest income on notes receivable from participants	4,744
Total additions	334,386
DEDUCTIONS:
Benefits paid to participants	158,271
Administrative expenses	1,330
Total deductions	159,601
NET INCREASE IN NET ASSETS BEFORE TRANSFERS	174,785
Transfers, net (Note 8)	(14,680)
NET INCREASE IN NET ASSETS	160,105
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,534,554
End of year	$1,694,659
See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 AND YEAR ENDED DECEMBER 31, 2023

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the International Paper Company Hourly Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The majority of the assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee. Self-directed brokerage accounts that are not assets of the Master Trust but are a part of the Net Assets Available for Benefits are held by Pershing, LLC as clearing broker-dealer through an agreement with Empower Brokerage and State Street. Participant loans that are not assets of the Master Trust but are part of the Net Assets Available for Benefits are held by State Street.
Empower Retirement (the “Recordkeeper”) is the recordkeeper for the Plan. Empower Retirement is a division of Great-West Life & Annuity Insurance Company ("Great-West").
Eligibility to Participate—An employee is generally eligible to participate in the Plan on the first of the month following the completion of one month of continuous service if the employee is an hourly employee at a designated location and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation.
Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan. Collectively bargained employees who are automatically enrolled contribute at the rate of 6% at paper mills and 4% of compensation for all others, unless they elect an alternate contribution percentage.
Company Matching Contributions—Generally the Company matches 50% of participants’ contributions up to 6% of a participant’s annual compensation. Hourly non-union employees at certain acquired locations receive a grandfathered company match rate of 100% of the first 3% of compensation, and 50% on the next 3% of compensation. Company matching contributions are made in cash.
Retirement Savings Account— The Company makes a Retirement Savings Account (“RSA”) contribution based on compensation for employees at designated locations.
Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of cash amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.
Investments—Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund which is a separately managed account that includes a portfolio of fully benefit-responsive synthetic guaranteed investment contracts and a short term investment fund. Company contributions are invested in accordance with the participant’s investment direction applicable to participant contributions. Contributions of participants who are automatically enrolled and the Company matching and RSA contributions are invested in the Tier 1 Smartmix Moderate Fund unless the participant makes alternate investment elections.
ESOP Portion of the Plan—The Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock. Participants must reinvest the dividends held for less than a year in the Company Stock Fund on contributions made in the current plan year. Each participant has the right to direct the shares of the Company stock attributable to his account. Directions are given to the Trustee and are held in the strictest confidence and not divulged or released to any person, including officers or employees of the Company. An independent fiduciary appointed by the Company votes in person or by proxy any shares of Company stock for which voting instructions have not been received by the deadline set forth in the Company's written proxy mailed to participants. Effective January 1, 2018, participant contributions to the Company Stock Fund are limited to 50% of the participant’s total payroll contribution to the Plan.  If the participant has more than 50% of his or her total Plan balance in the Company Stock Fund, the participant may continue to direct up to 50% of payroll contributions to the Company Stock Fund but may not transfer additional amounts from other Plan investment funds to the Company Stock Fund until his or her balance in the Company Stock Fund falls below 50% of his or her Plan balance.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions (if applicable), and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions, RSA contributions (if applicable), plus earnings thereon, after three years of service.
Participants also are fully vested in amounts contributed by the Company, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. Forfeited balances of terminated participants are used to reduce future Company contributions.
Notes Receivable from Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.
Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. Participants may make payments directly to the Plan if they are on leave of absence without pay. Participants may also pay remaining balances in lump sum directly to the Plan. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 30 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.25% to 9.75% at December 31, 2023 and from 4.25% to 10.00% at December 31, 2022. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan. A loan initiation fee of $50 is charged to the participant’s account for each new loan requested.
Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period; (2) the value of the matched after-tax contributions made during the preceding 24 months; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.
If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company contributions and earnings thereon, before-tax contributions and earnings on before-tax contributions.
Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company contributions, in addition to all amounts available under a general withdrawal.
Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.
Upon termination of employment, a participant may elect a distribution in a lump-sum payment, partial lump-sum payment or through installments over 5 to 20 years. Beginning January 1, 2011, the maximum installment period for new elections is limited to the maximum life expectancy of the participant or the joint life expectancy of the participant and their beneficiary.
The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $0.01 is automatically distributed to a rollover Individual Retirement Account (IRA) unless the participant timely elects another form of distribution.
Death benefits to a non-eligible designated beneficiary are paid in either a lump-sum payment within ten years of the participant's death or in installment payments commencing within one year of the participant's death, as elected by the beneficiary, but must be completely liquidated by December 31 of the year in which the 10th anniversary of the participant's death occurs. Death benefits to a non-minor eligible designated beneficiary may choose to receive their benefit in installments over his or her life expectancy. A minor who is an eligible designated beneficiary must liquidate the benefit no later than 10 years after reaching the age of majority as defined by their state of domicile. Death benefits payable to non-designated beneficiaries must withdraw the entire value of the benefit within 5 years of the participant's death, or may continue annual payments if the participant died prior to age 72.
Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.
Administrative Expenses—All administrative fees and expenses (except loan, self-directed brokerage account and Qualified
Domestic Relations Order "QDRO" initiation fees which are charged to individual participant accounts) are charged to the Plan.
The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master
Trust. Plan level expenses are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.
Forfeited Accounts—When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to reduce future employer contributions for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. On December 31, 2023 and 2022, forfeited non-vested accounts were approximately $183,100 and $44,200, respectively. During the year ended December 31, 2023, employer contributions were reduced by approximately $2,215,000 from forfeited non-vested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The Plan’s investments and the Master Trust's investments are stated at fair value, except for fully benefit-responsive synthetic guaranteed investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 5). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.
Risks and Uncertainties—The Plan and the Master Trust utilize various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no participants who elected a distribution from the Plan, but had not yet been paid at December 31, 2023 or December 31 2022.
Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the Code limits. There were no excess contributions due to participants as of December 31, 2023 and 2022.

Derivatives—Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:
•Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.
•To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.
•Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.
The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.
Securities Lending—The Master Trust has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.
During 2023 and 2022, State Street lent, on behalf of the Master Trust, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities during 2023 and 2022; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 103% of the market value of the loaned securities during 2023 and 105% during 2022.
State Street has indemnified the Master Trust by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no losses during 2023 resulting from a default of the borrowers.
The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool called the Quality D Short-Term Investment Fund. As of December 31, 2023, the Quality D Short-Term Investment Fund had an average life of expected maturity of 109 days and an average weighted final maturity of 25 days. As of December 31, 2022, such investment pool had an average life of expected maturity of 96 days and an average weighted final maturity of 3 days.

NOTE 3 - MASTER TRUST

The majority of the Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in investment accounts of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Master Trust is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions, and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels. Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement possibly resulting in the need for multiple agreements with a single counterparty. Master netting agreements are specific to each different asset type; therefore, they allow the Master Trust to net its total exposure to a specified counterparty and settle it through a single payment, in a single currency in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty.

The total and net assets of the Master Trust at December 31, 2023 and 2022, are summarized as follows (in thousands):

	Master Trust Balances	Plan's interest in Master Trust Balances	Master Trust Balances	Plan's interest in Master Trust Balances

	2023		2022
Master Trust net assets:
Common stock of International Paper Company	$208,925	$42,571	$197,349	$40,313
Equities	3,498,978	852,278	2,898,452	705,372
Fixed income	1,116,272	312,157	1,003,428	277,828
Derivatives	1,611	330	1,985	395
Cash and cash equivalents	22,719	7,572	65,477	17,596
Collateral held under securities lending	25,993	6,862	110,839	29,261
Real Estate Funds	88,555	28,878	89,707	29,233
Total investments at fair value	4,963,053	1,250,648	4,367,237	1,099,998
Stable Value fund at contract value	1,077,481	342,957	1,188,595	368,690
Total investments	6,040,534	1,593,605	5,555,832	1,468,688
Receivable for securities sold	47,505	12,541	27,602	7,287
Other receivables	24,887	9,029	29,422	7,772
Total receivables	72,392	21,570	57,024	15,059
Total Master Trust assets	6,112,926	1,615,175	5,612,856	1,483,747
Liability to return collateral held under securities lending agreements	25,993	6,862	110,839	29,261
Payable for securities purchased	79,249	20,922	54,994	14,518
Other payables	8,489	2,301	15,227	6,083
Total liabilities	113,731	30,085	181,060	49,862
Total Master Trust net assets	$5,999,195	$1,585,090	$5,431,796	$1,433,885
Plan interest in the Master Trust as a percentage of total	26.4%		26.4%

The net investment income of the Master Trust for the year ended December 31, 2023 is summarized below (in thousands):

2023
Master Trust investment income
Net appreciation of investments	$719,352
Interest	41,537
Dividends	29,977
Total Master Trust investment income	$790,866
Investment income — Plan interest in Master Trust	$192,413

The securities on loan under lending agreements from the Master Trust as of December 31, 2023 and 2022, are summarized below (in thousands):

Securities on loan	2023	2022
Equities	$22,119	$27,213
Fixed Income	2,968	80,118
Total Securities on loan	$25,087	$107,331

NOTE 4 - FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2023 and 2022. The Plan’s and Master Trust's policy is to recognize significant transfers between levels at the beginning of the reporting period.

Fair Value Measurements as of December 31, 2023 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock of International Paper Company	$42,571	$—	$—	$42,571
Equities	237,566	614,712	—	852,278
Fixed income	—	312,068	89	312,157
Derivatives	—	—	330	330
Cash and cash equivalents	7,572	—	—	7,572
Securities lending collateral
Cash	6,672	—	—	6,672
Non-cash	—	190	—	190
Self-directed brokerage accounts	25,337	155	—	25,492
Total assets in fair value hierarchy	$319,718	$927,125	$419	$1,247,262
Investments measured at net asset value (a)	—	—	—	28,878
Total investments at fair value	$319,718	$927,125	$419	$1,276,140
(a) In accordance with Subtopic 820-10, Fair Value Measurements and Disclosures, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

Fair Value Measurements as of December 31, 2022 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock of International Paper Company	$40,313	$—	$—	$40,313
Equities	190,375	514,997	—	705,372
Fixed income	—	277,585	243	277,828
Derivatives	—	—	395	395
Cash and cash equivalents	17,596	—	—	17,596
Securities lending collateral
Cash	27,275	—	—	27,275
Non-cash	—	1,986	—	1,986
Self-directed brokerage accounts	21,638	—	—	21,638
Total assets in fair value hierarchy	$297,197	$794,568	$638	$1,092,403
Investments measured at net asset value (a)	—	—	—	29,233
Total investments at fair value	$297,197	$794,568	$638	$1,121,636
(a) In accordance with Subtopic 820-10, Fair Value Measurements and Disclosures, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.
Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
Equity securities, including the common stock of International Paper Company, consist of publicly traded U.S. and international companies common stocks, mutual funds, and common collective funds with readily determinable fair value.
Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held are deemed to be actively traded.
Cash and cash equivalents held are primarily common collective funds with readily determinable fair value as described below.
Fixed income investments primarily consist of mortgage-backed securities, corporate bonds, government securities and common collective funds with readily determinable fair value. Mortgage backed security holdings consist primarily of agency-rated holdings. The fair value estimates for mortgage securities are calculated by third-party pricing sources chosen by the custodian’s price matrix. Corporate bonds are valued using either the yields currently available on comparable securities of issuers with similar credit ratings or using a discounted cash flows approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Government securities are valued by third-party pricing sources.
Common collective funds with readily determinable fair value are valued at the daily closing price as reported or published by the fund. These funds have been determined to have a readily determinable fair value based on the published price and transact at that price. The collective trust funds included in the fair value hierarchy are deemed to be actively traded. The collective trust funds are not exchange-traded funds, however, the prices per unit are published and represent the actual price at which the units held in the fund can be bought or sold. The Plan’s common collective funds with readily determinable fair value are included in the fair value hierarchy.
Common collective funds without readily determinable fair value are valued at the net asset value per share multiplied by the number of shares held as of the measurement date. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan’s common collective funds where fair value is measured using the net asset value per share practical expedient have not been classified in the fair value hierarchy.
Self-directed brokerage accounts primarily consist of common stocks and mutual funds. Investments within the self-directed brokerage accounts are up to the discretion of participants.

The following table summarizes Master Trust investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2023 and 2022, respectively (in thousands). There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Master Trust.

	2023 Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Real estate funds	28,878	N/A	Quarterly	30 days
Total	$28,878

	2022 Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Real estate funds	29,233	N/A	Quarterly	30 days
Total	$29,233

NOTE 5 - INVESTMENT CONTRACTS

The Plan, via the Master Trust, includes a Stable Value Fund (the “Fund”) investment option for Plan participants. The Fund is a separately managed account that includes a portfolio of synthetic guaranteed investment contracts and a short-term investment fund. The synthetic guaranteed investment contracts meet the definition of fully benefit-responsive investment criteria and therefore are reported at contract value. The short-term investment fund is a common collective trust fund with a readily determinable fair value of $9 million and $32 million, respectively, as of December 31, 2023 and 2022. As such, its fair value in the Master Trust is included in cash and cash equivalents in Note 4. The Plan’s interest in the Master Trust of the common collective trust fund with a readily determinable fair value of $3 million and $10 million, as of December 31, 2023 and 2022, respectively, is also included in cash and cash equivalents in Note 4. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. Contract value totaled $343 million and $369 million, respectively, as of December 31, 2023 and 2022.

A synthetic guaranteed investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Master Trust in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Master Trust. The synthetic guaranteed investment contracts held by the Master Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting. The Master Trust’s ability to receive amounts due in accordance with the fully benefit-responsive synthetic guaranteed investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events, such as Plan or Master Trust termination, Plan merger, failure of the Plan or Master Trust to maintain tax-exempt status, or material breach of contract, might limit the ability of the Plan, via the Master Trust, to transact at contract value with the contract issuer or allow the issuer to terminate the contracts with the Plan, via the Master Trust, and settle at an amount different from contract value. No events are probable of occurring that might limit the ability of the Master Trust to transact at contract value with the contract issuers and that also would limit the ability of the Master Trust to transact at contract value with the Plan participants.

NOTE 6 - RELATED-PARTY TRANSACTIONS
Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1.4 million for the year ended December 31, 2023.
Also included in the Master Trust's investments and the Plan's self directed brokerage accounts are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions.

At December 31, 2023, the Plan's interest in the Master Trust was 1.2 million units with a cost basis of $48.0 million, with a fair value of $42.6 million. At December 31, 2022, the Plan's interest in the Master Trust was 1.2 million units with a cost basis of $30.4 million, with a fair value of $40.3 million.
During the year ended December 31, 2023, the Plan recorded dividend income of $2.1 million related to the common stock of International Paper Company.
Transactions with related parties were conducted on terms equivalent to those prevailing in an arm’s-length transaction.

NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated June 13, 2017, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8 - TRANSFERS
The Company also sponsors the International Paper Company Salaried Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer.
For the year ended December 31, 2023 the Plan transferred $15,637,894 and $957,874 of participants' assets out to and in from the International Paper Salaried Savings Plan, respectively.

NOTE 9 - PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 10 - SUBSEQUENT EVENTS

Plan management has evaluated subsequent events through June 26, 2024, the date the financial statements were issued. No events occurred that require additional disclosure or adjustments to the Plan's financial statements.

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
EIN: 13-0872805; PLAN 118
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023
(Amounts in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	International Paper Company Defined Contribution Plans Master Trust	International Paper Company Defined Contribution Plans Master Trust	**	$1,585,089
*	Various participants	Participant loans at interest rates of 4.25% to 9.75%, maturing through December 2029	**	81,006
	Pershing, LLC	Self-directed brokerage accounts - other securities	**	25,490
*	Pershing, LLC	Self-directed brokerage accounts - International Paper Company Common stock	**	2

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

By:	/s/ Nicole Cody
Nicole Cody, Plan Administrator

Date:	June 26, 2024
Memphis, TN